Beau Yanoshik

Associate

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

December 13, 2017

Mr. Jay Williamson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR® Series Trust (the “Registrant”); SEC File Nos. 333-57793 and 811-08839; Post-Effective Amendment No. 201 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 201”)

Dear Mr. Williamson:

This letter responds to the comment you provided in a telephonic conversation with me on Tuesday, December 12, 2017, with respect to Amendment No. 201. Amendment No. 201 was filed on September 8, 2017 and included disclosure with respect to the SPDR Kensho Intelligent Infrastructure ETF, SPDR Kensho Smart Transportation ETF and SPDR Kensho Future Security ETF (each, a “Fund” and collectively, the “Funds”), each a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information filed as part of Amendment No. 201.

A summary of the comment with respect to the Funds and a response thereto on behalf of the Registrant, are provided below.

Comment: Response #3 in the Registrant’s letter dated December 6, 2017 (the “Initial Response Letter”) indicates that Kensho’s classification standard uses an automated scan of company regulatory filings to identify specific search terms and phrases that describe a company as producing products and services related to a particular industry. Please explain why the Registrant believes Kensho’s process is sufficient to satisfy each Fund’s names rule obligations. In this respect, the mere presence or absence of a term or phrase is an insufficient basis for mapping a company to a particular industry. The presence or absence of a phrase does not appear to convey any information about how material the activity is to a company’s assets, revenues, market cap or share price. With respect to the Index constituents, would each company satisfy a 50% asset or revenue test with respect to its industry classification? If not, what is the justification

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

for concluding the Funds satisfy the names rule? Why does the Registrant believe each Fund will give investors the industry exposure suggested by each Fund’s name? Please revise or advise as appropriate.

Response: The Registrant notes that Kensho has created a new industry classification process and new sectors (“21st Century Sectors”) that are not traditional GICS sectors. For example, the Intelligent Infrastructure Sector is not intended to capture traditional notions of Infrastructure, rather, it is intended to capture “Intelligent” Infrastructure. According to Kensho:

The typical industry classification schemes used today are simply unable to capture the drivers of future economic growth, particularly the degree of interconnectedness and fluidity which are the hallmarks of the new economy. In contrast, the Kensho New Economies not only identify the leading companies in each industry, they also capture the entire ecosystems supporting them; essential for fully understanding where the economic impact and benefits lie.

The current sector model is a historical artifact of the mid-twentieth century’s manufacturing-based economy. Created in the ‘90s but based on an economic structure rooted in the ‘50s, it has not kept pace with economic changes as the marketplace has evolved to become more dynamic and interconnected. 21st Century Sectors — such as Space, Robotics, Internet of Things, Genetic Engineering, Smart Transportation, and Clean Renewable Energy — are ushering in an era of “New Economies” by disrupting established industries and forging new ones.

The Registrant believes that Kensho’s classification process is (i) reasonably designed to produce an Index of companies that produce products or services related to, and therefore provide exposure to, the Intelligent Infrastructure, Smart Transportation or Future Security sector, each a newly defined sector as identified pursuant to criteria developed by Kensho, and (ii) sufficient to satisfy each Fund’s names rule obligations.

The Registrant does not believe that the presence or absence of a phrase or term in a company’s regulatory filings is an insufficient basis for mapping a company to a particular sector, provided the company meets the remainder of the classification requirements under Kensho’s classification process as described in detail below. The Registrant notes that Section 35(d) of the 1940 Act and Rule 35d-1 under the 1940 Act do not provide standards for defining a company as a member of a sector used in the fund’s name. Rather, as noted in Footnote 43 to the release adopting Rule 35d-1, “an investment company may use any reasonable definition of the terms used in its name.” The Registrant believes that Kensho’s classification process reasonably identifies companies that provide exposure to each newly developed Kensho sector.

As noted in Response #3 in the Initial Response Letter, the Kensho classification process is a multi-step process and therefore does not rely alone on the presence or absence of certain terms and phrases in regulatory filings for mapping a company to a particular sector. The first step is an automated scan of certain sections of company regulatory filings describing a company’s business or operations to identify specific search terms and phrases that describe a company as producing products and services related to a particular sector. This step is intended to create an initial universe of companies that may be appropriate for inclusion in the Index. The second step is a filter of the resulting list of eligible securities to eliminate companies that do not include in the specific sections of their regulatory filings describing their business or operations a reference to a product or service that (i) is related to a search term or phrase and (ii) is used in a manner that is within the scope of the respective Underlying Index’s objective. This step is intended to remove companies from the initial universe that, after further and more specific review of the regulatory filings, are not appropriate for inclusion in the Index because they are not sufficiently related to the particular sector. In other words, the securities of companies that use search terms only in an extraneous context, such as in a description of the risks faced by the company, are not designed to be included in the Index. The final step is a review by Kensho’s Index Committee of the remaining eligible constituents to verify the rules of the automated scan were implemented correctly. This final step results in the companies included in each Index. This step is intended to confirm that the results of the automated scan create an appropriate index of companies that provide exposure to the Intelligent Infrastructure, Smart Transportation or Future Security sectors. The Registrant notes that a description of Kensho’s process will be disclosed to investors in the principal investment strategies section of the prospectus, an example of which was provided in Response #3 in the Initial Response Letter.

The methodologies do not require that an Index constituent have 50% of its assets in or derive 50% of its revenue from a particular sector. The Registrant notes that none of Section 35(d) of the 1940 Act, Rule 35d-1 under the 1940 Act, the release adopting Rule 35d-1, nor the Division of Investment Management’s Frequently Asked Questions about Rule 35d-1 requires a company to have 50% of its assets in or derive 50% of its revenues from a particular industry. The Registrant believes not having such a requirement is appropriate as a company may be a necessary or significant contributor to a particular industry despite not having 50% of its assets in or deriving 50% of its revenues from the industry (as may be the case with certain Index constituents) and excluding such companies from the industry would be inappropriate.

***************

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Josh Weinberg, Esq.

W. John McGuire, Esq.